Exhibit 12a

UniSource Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	12 Months Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2007	2006	2005	2004	2003	2002
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$73,095	$75,039	$76,762	$80,968	$80,844	$65,620
Other Interest (1)	5,480	7,922	3,153	1,947	3,709	2,123
Interest on Capital Lease Obligations	64,499	72,586	79,098	85,912	84,080	87,801
Total Fixed Charges	143,074	155,547	159,013	168,827	168,633	155,544

Net Income	58,373	67,447	46,144	45,919	113,941	34,928

Less:
Discontinued Operations - Net of Tax	-	(1,796)	(5,483)	(5,063)	(7,472)	(12,919)
Extraordinary Income & Accounting Change -
Net of Tax	-	-	(626)	-	67,471	-
Net Income from Continuing Operations	58,373	69,243	52,253	50,982	53,942	47,847

Add (Deduct):
(Income) Losses from Equity Investees	340	(210)	(2,113)	(7,121)	3,051	3,047
Income Taxes	39,079	43,936	37,623	37,186	16,531	26,432
Total Fixed Charges	143,074	155,547	159,013	168,827	168,633	155,544

Total Earnings before Taxes
and Fixed Charges	$240,866	$268,516	$246,776	$249,874	$242,157	$232,870

Ratio of Earnings to Fixed Charges	1.684	1.726	1.552	1.480	1.436	1.497

(1)  Excludes recognition of Allowance for Borrowed Funds Used During Construction.